    As filed with the Securities and Exchange Commission on August 17, 1994
                                                      Registration No. 33-
   ==========================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------
                        THE PEP BOYS - MANNY, MOE & JACK
             (Exact name of registrant as specified in its charter)
                Pennsylvania                          23-0962915
        (State or other jurisdiction               (I.R.S. Employer
             of incorporation)                   Identification No.)
                                   ----------
                           3111 West Allegheny Avenue
                        Philadelphia, Pennsylvania 19132
                                 (215) 229-9000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                   ----------
                             Mitchell G. Leibovitz
                             Chairman of the Board,
                     President and Chief Executive Officer
                           3111 West Allegheny Avenue
                        Philadelphia, Pennsylvania 19132
                                 (215) 229-9000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   ----------
                                with copies to:
           Daniel D. Rubino, Esq.               Morton A. Pierce, Esq.
          Willkie Farr & Gallagher                 Dewey Ballantine
            One Citicorp Center              1301 Avenue of the Americas
            153 East 53rd Street               New York, New York 10019
          New York, New York 10022                  (212) 259-8000
               (212) 821-8000
          (Counsel for Registrant)            (Counsel for Underwriter)
                                   ----------
       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration
   Statement.
       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. / /
                                   ----------

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                                                         Proposed
                                                               Proposed Maximum          Maximum           Amount of
     Title of Each Class of Securities       Amount to be     Offering Price per    Aggregate Offering    Registration
              to be Registered               Registered(1)       Security(2)             Price(2)             Fee
- ----------------------------------------------------------------------------------------------------------------------
   % Convertible Subordinated Notes due
     1999                                     $86,250,000            100%              $86,250,000          $29,742
- ----------------------------------------------------------------------------------------------------------------------
   Common Stock, par value $1.00 per
     share (including attached Common
     Stock Purchase Rights (3)) .........         (4)                 -                     -                 None
======================================================================================================================

   (1) Includes $11,250,000 in principal amount of Notes subject to the Underwriter's over-allotment option.
   (2) Estimated solely for the purpose of calculating the registration fee.
   (3) Prior to the occurrence of certain events, the Common Stock Purchase Rights will not be evidenced separately from shares of the Common Stock. Upon the occurrence of such events, separate Rights certificates will be issued representing one Right for each share of Common Stock held.
   (4) Represents such indeterminate number of shares of Common Stock as shall be issuable upon conversion of the Notes.
                                   ----------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
   ==========================================================================

   Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED AUGUST 17, 1994


                                     (Logo)


                                  $75,000,000

                        The Pep Boys - Manny, Moe & Jack

                    % Convertible Subordinated Notes Due 1999

   Interest payable     and                                     Due    , 1999
                                   ----------

   The Notes are convertible into Common Stock of The Pep Boys - Manny, Moe &
     Jack at any time on or before       , 1999, unless previously
        redeemed, at a conversion price of $    per share, subject to
          adjustment in certain events. On August 16, 1994, the reported last sale price of the Common Stock on the New York Stock
                         Exchange was $33 1/8 per share.

   The Notes are redeemable, in whole or in part, at the option of the
     Company at any time on or after      , 1997 at the redemption prices
       set forth herein plus accrued interest. The Notes are subordinated to all existing and future Senior Indebtedness (as defined herein) of the Company. As of July 30, 1994, after giving
             effect to the offering of the Notes (the "Offering")
   and application of the net proceeds therefrom, Senior Indebtedness of the
             Company would have been approximately $327.4 million.
    The Notes have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.
                                   ----------
   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR AD- EQUACY OF
               THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                                                           Underwriting
                                                              Price to     Discounts and     Proceeds to
                                                             Public (1)     Commissions     Company (1)(2)
                                                             -----------  --------------    --------------
   Per Note .............................................         %             %                %
   Total (3) ............................................    $             $                $

   (1) Plus accrued interest, if any, from    , 1994.
   (2) Before deduction of estimated expenses of $250,000 payable by the
       Company.
   (3) The Company has granted the Underwriter an option, exercisable for 30 days from the date of the initial public offering of the Notes, to purchase up to an additional $11,250,000 principal amount of Notes solely to cover over-allotments. If the option is exercised in full,
       the total Price to Public will be $     , Underwriting Discounts and
       Commissions will be $    and Proceeds to Company will be $     .
                                     ----------
       The Notes are offered by the Underwriter when, as and if issued by the Company, delivered to and accepted by the Underwriter and subject to its right to reject orders in whole or in part. It is expected that the Notes
   will be ready for delivery on or about       , 1994.

                                CS First Boston

                    The date of this Prospectus is    , 1994

       IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY OR THE COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                                   ----------
                             AVAILABLE INFORMATION

       The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company may be inspected, and copies of such material may be obtained at prescribed rates, at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE"). Reports, proxy statements and other information concerning the Company may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

       This Prospectus constitutes part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto, in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Notes offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The Company's Annual Report on Form 10-K for the year ended January 29, 1994, the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1994, the description of the Company's common stock, par value $1.00 per share (the "Common Stock"), set forth in the Registration Statement on Form 8-A filed by the Company to register such securities under Section 12 of the Exchange Act, and any amendments or reports filed for the purpose of updating such description, the description of the Company's Common Stock Purchase Rights set forth in the Registration Statement on Form 8-A, dated December 21, 1987, as amended by the Company's Form 8, dated June 30, 1989, and the Company's Current

   Report on Form 8-K, dated May 6, 1994, each as filed with the Commission pursuant to the Exchange Act, are incorporated into this Prospectus by reference.

       All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

       The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document). Requests for such documents should be submitted in writing to Mr. Frederick A. Stampone, Senior Vice President - Chief Administrative Officer and Secretary, The Pep Boys - Manny, Moe & Jack, 3111 West Allegheny Avenue, Philadelphia, Pennsylvania 19132, telephone (215) 229-9000.

                                  THE COMPANY

       The Pep Boys - Manny, Moe & Jack (together with its subsidiaries, the "Pep Boys" or the "Company") is a leading automotive aftermarket retail and service chain. The Company is engaged principally in the retail sale of automotive parts and accessories, automotive maintenance and service and the installation of parts. Pep Boys operates its business through its chain of 395 Pep Boys stores (as of July 30, 1994), of which 279 are owned and 116 are leased. Pep Boys stores are located in 29 states in predominantly four market areas - the middle Atlantic, southeastern, western and southwestern regions. Pep Boys' operations are supplied by distribution facilities in five locations.

       The Company operates approximately 8,004,000 gross square feet of retail space for an average of approximately 20,300 gross square feet per store, including an aggregate of 3,741 service bays. A typical new Pep Boys store is a free-standing warehouse format supercenter of approximately 22,000 square feet. Each new supercenter has approximately 11 service bays along with a product offering of approximately 24,000 stock-keeping units ("SKUs") and is generally located in an area with high automotive traffic count and population density. Pep Boys believes that the operation of service bays in its supercenter stores differentiates it from most of its competitors by providing its customers with the ability to purchase parts and have them installed at the same location. Pep Boys intends to introduce a supplemental store format under the name "Pep Boys - PARTS USA", with approximately 22,000 SKUs, in locations that the Company believes will be better served by stores with an extensive selection of parts and accessories but without tires or service bays. See "Recent Developments."

       During fiscal years 1991, 1992 and 1993, Pep Boys added a net of 24, 20 and 29 stores, respectively. In fiscal 1994, the Company plans to open approximately 50 new warehouse format supercenters and expects to close approximately six older stores. In fiscal 1993, the Company's annual gross revenues increased by more than $85 million to $1.24 billion (a 7% increase) and net earnings increased by $11 million to $65.5 million
   (a 20% increase). See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

       Although the Company's competition varies by geographical area, the Company believes that it generally has a favorable competitive position in terms of price, depth and breadth of merchandise, quality of personnel and customer service. The Company believes that it provides customers with among the lowest prices in each of its markets. Pep Boys employs an everyday-low-price strategy which it believes provides its customers better value and consistency on a day-to-day basis and improves inventory management. In addition, Pep Boys believes that it carries among the largest selection of parts, accessories and chemicals in the automotive aftermarket retail industry, with approximately 24,000 SKUs per supercenter. The Company also believes it provides a high level of customer service through its well-trained and knowledgeable employees. The Company's advertising strategy consists primarily of television advertising and multi-page catalogs, supplemented with radio advertising and various in-store promotions.

       The Company utilizes electronic parts catalogs, enabling employees to reference and access parts instantly while noting price, related items and in-stock position. In addition, the Company monitors product sales by SKU through its point-of-sale system which utilizes bar code slot scanning. This system enables the Company to monitor its gross margins and set minimum and maximum inventory levels for each store. The Company's new centralized buying system and a perpetual inventory-automatic replenishment system orders additional inventory from one of the Company's warehouses when a store's inventory on hand falls below the minimum level set for each SKU.

       The Pep Boys - Manny, Moe & Jack, a Pennsylvania corporation, was incorporated in 1925. The Company's executive offices are located at 3111 West Allegheny Avenue, Philadelphia, Pennsylvania 19132, telephone (215) 229-9000.

                              RECENT DEVELOPMENTS

       For the quarter ended July 30, 1994, the Company's sales increased 13% to $370.4 million from $329.1 million for the same period in the prior fiscal year, and the Company's net earnings for the quarter increased 23% to $23.5 million, or $.39 per share, from $19.1 million, or $.31 per share, for the same period in the prior fiscal year. For the six months ended
   July 30, 1994, the Company's sales increased 13% to $708.1 million from $628.3 million for the same period in the prior fiscal year, and the Company's net earnings for the six months before an accounting change increased 26% to $41.1 million, or $.68 per share, from $32.5 million, or $.53 per share, for the same period in the prior fiscal year. During the first quarter of the 1994 fiscal year, the Company adopted the Financial Accounting Board's SFAS No. 112, "Employers' Accounting for

   Postemployment Benefits." See "Management's Discussion and Analysis of Financial Condition and Results of Operations." This accounting change resulted in a charge to earnings for the first quarter of $4.3 million, or $.07 per share. During the quarter ended July 30, 1994, the Company's comparable store sales and service revenue increased 5% and 6%, respectively, and during the six months ended July 30, 1994, the Company's comparable store sales and service revenue increased 5% and 8%, respectively. During the quarter ended July 30, 1994, the Company opened eight new warehouse format supercenters bringing the total for the first half of the year to ten new supercenters opened.

       On August 11, 1994, Pep Boys announced that it will introduce a supplemental store format under the name "Pep Boys - PARTS USA" in locations that the Company believes will be better served by stores with an extensive selection of parts and accessories but without tires or service bays. These locations will primarily consist of certain urban areas, smaller markets and areas located between supercenters. It is expected that PARTS USA stores will stock approximately 22,000 SKUs.
   As compared to the supercenters, the Company expects these stores to have a higher percentage of hard parts and accessories, the highest margin merchandise categories, in the sales mix. By supplementing its supercenter expansion with PARTS USA stores, the Company seeks to increase its market penetration and share over time. Pep Boys plans to open at least ten PARTS USA stores in 1995. The Company's plans for opening additional supercenters are not expected to be affected by the supplemental PARTS USA store format. Pep Boys intends to open 50 supercenters during its 1994 fiscal year and 60 supercenters during its 1995 fiscal year.

                                USE OF PROCEEDS

       The net proceeds from the sale of the Convertible Subordinated Notes due 1999 (the "Notes") offered hereby are estimated to be $74.0 million ($85.1 million if the Underwriter's over-allotment option is exercised in full). The proceeds of the Offering will be used to repay portions of the Company's short-term variable-rate debt, bearing interest at rates which range from 4.6% to 5.0%. The short-term debt expected to be repaid was incurred within one year of the date hereof to purchase shares of Common Stock to be held in the Company's flexible employee benefits trust (the "Flexitrust") (established on April 29, 1994 to fund a portion of the Company's obligations arising from various employee compensation and benefit plans), to finance a portion of the capital expenditures incurred in connection with the opening of new stores and for working capital purposes. The short-term debt matures within sixty days of the date of this Prospectus. See "Capitalization." Pending use of the proceeds of the Offering, the Company expects to invest such funds in short-term marketable securities.

                                 CAPITALIZATION

       The following table sets forth the capitalization of the Company at April 30, 1994, and as adjusted to give effect to the sale of the Notes offered hereby (assuming the over-allotment option is not exercised). See "Use of Proceeds."

                                                                                      Actual     As Adjusted
                                                                                     --------    -----------
                                                                                     (amounts in thousands)
    Short-term debt(1) ..........................................................    $ 94,600     $ 20,600
   Current maturities of long-term debt .........................................       7,317        7,317

   Long-term debt less current maturities:
     Indebtedness to banks under revolving credit loan agreement(1) .............    $ 55,000     $ 55,000
     Mortgage notes .............................................................       2,059        2,059
     8 7/8% Notes ...............................................................     125,000      125,000
     9.33% Notes ................................................................      23,214       23,214
     6 5/8% Notes ...............................................................      75,000       75,000
     Notes offered hereby........................................................           -       75,000
                                                                                     --------     --------
                                                                                     $280,273     $355,273
        Less current maturities .................................................       7,317        7,317
                                                                                     --------     --------
      Total long-term debt ......................................................    $272,956     $347,956
                                                                                     --------     --------

   Stockholders' equity:
     Common Stock, par value $1.00 per share: Authorized 500,000,000 shares;
       61,187,166 shares issued and outstanding .................................      61,187       61,187
     Paid-in capital ............................................................     124,523      124,523
     Retained earnings ..........................................................     399,398      399,398
                                                                                     --------     --------
                                                                                      585,108      585,108
     Less shares held in Flexitrust, 1,965,200 shares at cost(2).................      52,364       52,364
                                                                                     --------     --------
      Total stockholders' equity ................................................     532,744      532,744
                                                                                     --------     --------
   Total long-term debt and stockholders' equity ................................    $805,700     $880,700
                                                                                     ========     ========


   ----------
   (1) As of July 30, 1994, outstanding short-term debt was $92.7 million and outstanding indebtedness to banks under revolving credit loan agreement was $90.0 million. The increase in outstanding indebtedness to banks under revolving credit loan agreement as of July 30, 1994 as compared to April 30, 1994 is primarily the result of capital expenditures associated with the Company's store expansion program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

   (2) On April 29, 1994, the Company sold these shares of Common Stock, which it had repurchased in the open market, to the Flexitrust in exchange for a promissory note payable to the Company.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

       The Common Stock of the Company is listed on the New York Stock Exchange under the symbol "PBY". There were 3,573 registered shareholders as of April 30, 1994. The table below sets forth the high and low sales prices of the Common Stock and the quarterly cash dividends declared per share of Common Stock during the periods indicated.


                                                                     Price Range         Cash
                                                                   ---------------     Dividends
                                                                    Low       High     Declared
                                                                    ---       ----     --------
    Fiscal Year ending January 28, 1995
     First Quarter.............................................     $26       $31        $.0425
     Second Quarter............................................      29 1/4    33 3/4     .0425
     Third Quarter (as of August 16, 1994).....................      29 1/8    33 7/8

   Fiscal Year ended January 29, 1994
     First Quarter ............................................     $19 7/8   $26 7/8    $.0375
     Second Quarter............................................      20        24         .0375
     Third Quarter ............................................      20 1/8    25 1/8     .0375
     Fourth Quarter............................................      22 7/8    27 1/2     .0375

   Fiscal Year ended January 30, 1993
     First Quarter ............................................     $17 1/8   $23 5/8    $.0325
     Second Quarter............................................      19 1/4    24 7/8     .0350
     Third Quarter ............................................      21 1/4    27 3/8     .0350
     Fourth Quarter............................................      21 1/2    27 1/4     .0350

       The last reported sales price for the Common Stock on the New York Stock Exchange on August 16, 1994 was $33 1/8.

       It is the present intention of the Company's Board of Directors to continue to pay regular quarterly cash dividends; however, the declaration and payment of future dividends will be determined by the Board of Directors in its sole discretion and will depend upon the earnings, financial condition and capital needs of the Company and other factors which the Board of Directors deems relevant.

                            SELECTED FINANCIAL DATA

       The selected financial data for the five years ended January 29, 1994 (except for "Number of retail outlets," "Ratio of earnings to fixed charges" and "Total square footage") were derived from audited financial statements. The financial statements for the three years ended January 29, 1994, which have been audited by Deloitte & Touche LLP, independent certified public accountants, are incorporated by reference herein. The selected financial data for the 13-week periods ended April 30, 1994 and May 1, 1993, respectively, have been derived from unaudited financial statements and reflect, in the opinion of the Company, all adjustments necessary to present fairly the information for such periods. The selected financial data should be read in conjunction with the financial statements and other information contained in the Company's Annual Report on Form 10-K for the year ended January 29, 1994, the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1994 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                               13 Weeks Ended                                     Year Ended
                       ---------------------------  -----------------------------------------------------------------------------
                       April 30, 1994  May 1, 1993   Jan. 29, 1994   Jan. 30, 1993   Feb. 1, 1992   Feb. 2, 1991  Feb. 3, 1990(1)
                       --------------  -----------   -------------   -------------   ------------   ------------  ---------------
                                                          (dollars in thousands, except per share data)
Earnings Statement
 Data
   Merchandise sales . $  290,826    $  260,452      $1,076,543      $1,008,191      $  873,381     $  774,502     $  703,487
   Service revenue ...     46,874        38,695         164,590         147,403         128,127        110,172         95,204
                       ----------    ----------      ----------      ----------      ----------     ----------     ----------
   Total revenues ....    337,700       299,147       1,241,133       1,155,594       1,001,508        884,674        798,691

   Gross profit
    from merchandise
    sales ............     82,603        68,905         307,861         272,412         240,199        217,052        190,874
   Gross profit
    from service
    revenue...........      7,924         5,884          27,457          24,528          19,726         17,854         18,120
                       ----------    ----------      ----------      ----------      ----------     ----------     ----------
   Total gross
    profit ...........     90,527        74,789         335,318         296,940         259,925        234,906        208,994
   Selling, general and
    administrative
    expenses .........     57,926        49,696         214,710         194,160         176,275        157,468        139,913
   Operating profit ..     32,601        25,093         120,608         102,780          83,650         77,438         69,081
   Nonoperating
    income ...........      1,099         1,088           3,601           3,015           1,933          1,601          4,097
   Interest expense ..      5,720         5,012          19,701          20,180          25,071         20,262         18,054
   Earnings before
    income taxes and
    change in
    accounting
    principle.........     27,980        21,169         104,508          85,615          60,512         58,777         55,124
   Income taxes.......     10,423         7,727          38,996          31,036          21,640         21,247         20,061
   Earnings before
    change in
    accounting
    principle.........     17,557        13,442          65,512          54,579          38,872         37,530         35,063
   Cumulative effect of
    change in accounting
    principle.........     (4,300)            -               -               -               -              -              -
   Net earnings.......     13,257        13,442          65,512          54,579          38,872         37,530         35,063
   Net earnings per share
    before cumulative
    effect of change in
    accounting
    principle(2)......       0.29          0.22            1.06             .90             .69            .67            .63
   Cumulative effect of
    change in accounting
    principle.........      (0.07)            -               -               -               -              -              -
   Net earnings
    per share(2)......       0.22          0.22            1.06             .90             .69            .67            .63

                               13 Weeks Ended                                     Year Ended
                       ---------------------------  -----------------------------------------------------------------------------
                       April 30, 1994  May 1, 1993   Jan. 29, 1994   Jan. 30, 1993   Feb. 1, 1992   Feb. 2, 1991  Feb. 3, 1990(1)
                       --------------  -----------   -------------   -------------   ------------   ------------  ---------------
                                                          (dollars in thousands, except per share data)
Balance Sheet Data
   Working capital.... $   77,468    $  127,507      $   92,518      $  104,622      $   81,935     $   91,801     $   70,160
   Total assets.......  1,155,615     1,025,910       1,078,518         967,813         856,925        819,421        676,030
   Long-term debt.....    272,956       229,943         253,000         209,347         279,250        285,868        227,648
   Stockholders'
    equity ...........    532,744       521,792         547,759         509,763         378,514        344,603        311,754

Other Statistics
   Ratio of earnings
   to fixed
   charges(3).........       4.7x          4.2x            4.9x            4.3x            3.1x           3.3x           3.4x
   Depreciation and
    amortization...... $   10,542    $    9,421      $   39,125      $   36,674      $   33,439     $   27,838     $   22,941
   Capital
    expenditures...... $   30,032    $   19,018      $  135,165      $   78,025      $   65,801     $  105,826     $   88,398
   Number of retail
    outlets ..........        387           359             386             357             337            313            281
   Total square
    footage...........  7,813,000     7,095,000       7,771,000       7,039,000       6,522,000      5,950,000      5,299,000

   ----------
   (1) The fiscal year ended February 3, 1990 included 53 weeks.
   (2) The shares of Common Stock held by the Flexitrust, which consisted of 1,965,200 shares as of April 30, 1994, are not considered to be outstanding in the computation of earnings per share until the shares are utilized to fund various compensation and benefit plans.
   (3) Computed by dividing earnings by fixed charges. "Earnings" consist of earnings before income taxes plus fixed charges
       (exclusive of capitalized interest costs). "Fixed charges" consist of interest costs (including capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense).

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Results of Operations

       The following table presents for the periods indicated certain items in the consolidated statements of earnings as a percentage of total revenues (except as otherwise provided) and the percentage change in dollar amounts of such items compared to the indicated prior period.

                                                      Percentage of Total Revenues
                               --------------------------------------------------------------------------
                                        13 Weeks Ended                   Fiscal Year Ended
                               ---------------------------  ---------------------------------------------
                               April 30, 1994  May 1, 1993  Jan. 29, 1994  Jan. 30, 1993     Feb. 1, 1992
                               --------------  -----------  -------------  -------------     ------------
   Merchandise sales                   86.1%        87.1%          86.7%          87.2%         87.2%
   Service revenue(1) .....            13.9         12.9           13.3           12.8          12.8
                               --------------------------------------------------------------------------
   Total revenues .........           100.0        100.0          100.0          100.0         100.0
   Costs of merchandise
     sales(2)..............            71.6(3)      73.5(3)        71.4(3)        73.0(3)       72.5(3)
   Costs of service
     revenue(2) ...........            83.1(3)      84.8(3)        83.3(3)        83.4(3)       84.6(3)
                               --------------------------------------------------------------------------
   Total costs of revenues             73.2         75.0           73.0           74.3          74.0
   Gross profit from
     merchandise sales.....            28.4(3)      26.5(3)        28.6(3)        27.0(3)       27.5(3)
   Gross profit from
     service revenue ......            16.9(3)      15.2(3)        16.7(3)        16.6(3)       15.4(3)
                               --------------------------------------------------------------------------
   Total gross profit .....            26.8         25.0           27.0           25.7          26.0
   Selling, general and
     administrative
     expenses .............            17.1         16.6           17.3           16.8          17.6
                               --------------------------------------------------------------------------
   Operating profit .......             9.7          8.4            9.7            8.9           8.4
   Nonoperating income.....              .3           .4             .3             .3            .2
   Interest expense........             1.7          1.7            1.6            1.8           2.5
                               --------------------------------------------------------------------------
   Earnings before income
     taxes and cumulative
     effect of change in
     accounting principle..             8.3          7.1            8.4            7.4           6.1
   Income taxes............            37.3(4)      36.5(4)        37.3(4)        36.3(4)       35.8(4)
                               --------------------------------------------------------------------------
   Earnings before
     cumulative effect of
     change in accounting
     principle.............             5.2          4.5            5.3            4.7           3.9
   Cumulative effect of
     change in accounting
     principle.............            (1.3)           -              -              -             -
                               --------------------------------------------------------------------------
   Net earnings ...........             3.9          4.5            5.3            4.7           3.9
                               ==========================================================================


                                                    Percentage Change
                               -------------------------------------------------------------
                               1st Quarter 1994 vs.   Fiscal 1993 vs.       Fiscal 1992 vs.
                                 1st Quarter 1993       Fiscal 1992           Fiscal 1991
                               --------------------   ----------------     -----------------
   Merchandise sales                   11.7%               6.8%                   15.4%
   Service revenue(1) .....            21.1               11.7                    15.0
                               -------------------------------------------------------------
   Total revenues .........            12.9                7.4                    15.4
   Costs of merchandise
     sales(2)..............             8.7                4.5                    16.2
   Costs of service
     revenue(2) ...........            18.7               11.6                    13.4
                               -------------------------------------------------------------
   Total costs of revenues             10.2                5.5                    15.8
   Gross profit from
     merchandise sales.....            19.9               13.0                    13.4
   Gross profit from
     service revenue ......            34.7               11.9                    24.3
                               -------------------------------------------------------------
   Total gross profit .....            21.0               12.9                    14.2
   Selling, general and
     administrative
     expenses .............            16.6               10.6                    10.1
                               -------------------------------------------------------------
   Operating profit .......            29.9               17.3                    22.9
   Nonoperating income.....             1.0               19.4                    56.0
   Interest expense........            14.1               (2.4)                  (19.5)
                               -------------------------------------------------------------
   Earnings before income
     taxes and cumulative
     effect of change in
     accounting principle..            32.2               22.1                    41.5
   Income taxes............            34.9               25.6                    43.4
                               -------------------------------------------------------------
   Earnings before
     cumulative effect of
     change in accounting
     principle.............            30.6               20.0                    40.4
   Cumulative effect of
     change in accounting
     principle.............               -                  -                       -
                               -------------------------------------------------------------
   Net earnings ...........            (1.4)              20.0                    40.4
                               =============================================================

   ----------
   (1) Service revenue consists of the labor charge for installing  merchandise or maintaining or repairing vehicles, excluding the sale  of any installed parts or materials.
   (2) Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs.
       Costs of service revenue include service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.
   (3) As a percentage of related sales or revenue, as applicable.
   (4) As a percentage of earnings before income taxes.

   Thirteen Weeks Ended April 30, 1994 vs. Thirteen Weeks Ended May 1, 1993

       Total revenues for the first quarter increased 13% due to a higher store count (387 at April 30, 1994 compared with 359 at May 1, 1993) coupled with a 6% increase in comparable store revenues (revenues generated by stores in operation during the same months of each period). Comparable store merchandise sales increased 5% while comparable service revenue increased 11%.

       Gross profit from merchandise sales increased, as a percentage of merchandise sales, due primarily to higher merchandise margins, offset, in part, by an increase in store occupancy costs.

       Gross profit from service revenue increased, as a percentage of service revenue, due primarily to a decrease in service center occupancy costs.

       Selling, general and administrative expenses increased, as a percentage of total revenues, due primarily to higher media costs and a slight increase in store expenses.

       The increase in income taxes, as a percentage of earnings before income taxes, was due primarily to a 1% increase in the federal statutory tax rate from 34% to 35%.

       The 31% increase in earnings before the cumulative effect of a change in accounting principle in 1994 as compared with 1993, was due primarily to an increase in gross profit from merchandise sales, as a percentage of merchandise sales, offset, in part, by an increase in selling, general and administrative expenses, as a percentage of total revenues.

       On January 30, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement establishes accrual accounting standards for employer-provided benefits which cover former or inactive employees after employment, but before retirement. Adoption of this accounting standard on January 30, 1994 resulted in a one-time charge to earnings of $4,300,000 (net of income tax benefit of $2,552,000) or $.07 per share recognized as a cumulative effect of a change in accounting principle.

   Fiscal 1993 vs. Fiscal 1992

       Total revenues for fiscal 1993 increased 7% over fiscal 1992 due to a higher store count (386 at January 29, 1994 compared with 357 at January 30, 1993) coupled with a 1% increase in comparable store revenues. Comparable store merchandise sales remained constant while comparable store service revenue increased 3% over fiscal 1992.

       The increase in gross profit from merchandise sales, as a percentage of merchandise sales, was due primarily to higher merchandise margins, offset, in part, by increases in store occupancy costs and warehousing costs. The Company currently intends to continue its policy of taking what it deems appropriate measures to respond to the price reduction practices of certain competitors.

       The small increase in gross profit from service revenue, as a percentage of service revenue, was due primarily to a decrease in service employee benefit costs, offset, in part, by an increase in service personnel and occupancy costs.

       The increase in selling, general and administrative expenses, as a percentage of total revenues, was due primarily to an increase in store expenses.

       The decrease in interest expense was due to lower interest rates, offset, in part, by higher debt levels incurred to fund the Company's store expansion program.

       The increase in income taxes, as a percentage of earnings before income taxes, was due primarily to a 1% increase in the federal statutory tax rate from 34% to 35%.

       The 20% increase in net earnings in fiscal 1993, as compared with fiscal 1992, was due to a substantial increase in gross profit from merchandise sales, as a percentage of merchandise sales, offset, in part, by an increase in selling, general and administrative expenses, as a percentage of total revenues.

   Fiscal 1992 vs. Fiscal 1991

       Total revenues for fiscal 1992 increased 15% over fiscal 1991 due to a higher store count (357 at January 30, 1993 compared with 337 at February 1, 1992) coupled with a substantial increase in comparable store revenues. Comparable store revenues increased 12% over fiscal 1991. Comparable store merchandise sales increased 12% and comparable store service revenue increased 10% over fiscal 1991.

       The decrease in gross profit from merchandise sales, as a percentage of merchandise sales, was due primarily to lower merchandise margins offset, in part, by a decrease in store occupancy costs. During fiscal 1992, selling prices on certain merchandise were lowered in an effort to increase market share. Additionally, the Company lowered its selling prices in certain markets on a significant number of items in response to the actions of certain competitors.

       The increase in gross profit from service revenue, as a percentage of service revenue, was due primarily to decreases in service personnel and occupancy costs, offset, in part, by an increase in service employee benefit costs.

       The decrease in selling, general and administrative expenses, as a percentage of total revenues, was due primarily to a decrease in store expenses and lower employee benefit and advertising costs. This was partially offset by a slight increase in general office costs.

       The substantial decrease in interest expense was due primarily to the conversion of substantially all of the Company's $75,000,000 convertible subordinated debentures into equity during fiscal 1992.

       The 40% increase in net earnings in fiscal 1992, as compared with fiscal 1991, was due to a substantial increase in comparable store revenues, and decreases, as a percentage of total revenues, in selling, general and administrative costs and interest expense, offset, in part, by a decrease in gross profit from merchandise sales.

   Effects of Inflation

       The Company uses the LIFO method of inventory valuation. Thus, the cost of merchandise sold approximates current cost. Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on revenues or results of operations.

   Liquidity and Capital Resources

       The Company's cash requirements arise principally from the need to finance the acquisition, construction and equipping of new stores and to purchase inventory. The Company opened 37 stores in fiscal 1993, 29 stores in fiscal 1992 and 27 stores in fiscal 1991. In fiscal 1993, with increased levels of capital expenditures due to an accelerated expansion program coupled with cash from operating activities and lines of credit utilized to purchase its stock for transfer to the Flexitrust, the Company increased its debt by $77,525,000. In fiscal 1992, with substantial cash flows from operating activities and the conversion of substantially all its $75,000,000 convertible subordinated debentures, the Company reduced its debt by $72,639,000. In fiscal 1991, with the increased cash flows from operating activities and reduced levels of capital expenditures, the Company reduced its debt by $25,037,000.

       The following table indicates the Company's principal cash requirements for the past three years.

                                             Fiscal 1993    Fiscal 1992    Fiscal 1991      Total
                                             -------------------------------------------------------
                                                               (dollar amounts in thousands)
   Capital  expenditures ................     $135,165        $78,025        $65,801       $278,991
   Increase (decrease) in inventory (net
     of checks outstanding and accounts
     payable) ...........................       26,487         24,001        (21,715)        28,773
                                              -----------------------------------------------------
   Total cash requirements ..............     $161,652       $102,026       $ 44,086       $307,764
                                              =====================================================
   Cash provided by operating activities
     (excluding net inventory additions)      $111,595       $100,415       $ 73,625       $285,635
                                              =====================================================

       Inventories have increased in the past three years as the Company added a net of 73 stores while stock-keeping units per store rose during the period from approximately 19,000 to approximately 24,000, many of which were higher cost hard parts.

       During the first quarter of 1994, the Company invested $30,032,000 in property and equipment while inventory increased by $57,097,000.

       The Company currently plans to open approximately 50 stores in fiscal 1994, two of which have been opened in the first quarter and eight of which have been opened in the second quarter. Management estimates that the cost to open all 50 stores, coupled with capital expenditures relating to existing stores, warehouses and offices during fiscal 1994 will be approximately $155,000,000. In addition to the funds required to finance the Company's store expansion, the Company has authorization to purchase Common Stock having a value of up to $75,000,000 for sale to the Flexitrust, of which Common Stock having a value of $52,364,000 had been purchased as of April 30, 1994 ($57,495,000 as of August 16, 1994). Funds required to finance the store expansion, including related inventory requirements, and the stock repurchase are expected to come from operating activities with the remainder provided by unused lines of credit, which totalled $104,400,000 at April 30, 1994 ($71,300,000 at July 30, 1994), or
   from accessing traditional lending sources which may include the public capital markets.

       The Company's working capital was $95,012,000 at July 30, 1994, $77,468,000 at April 30, 1994, $92,518,000 at January 29, 1994 and
   $104,622,000 at January 30, 1993. The Company's long-term debt, as a percentage of its total capitalization, was 35% at July 30, 1994, 34% at April 30, 1994, 32% at January 29, 1994 and 29% at January 30, 1993.

                              DESCRIPTION OF NOTES

       The Notes are to be issued under an Indenture, dated as of       ,
   1994 (the "Indenture"), between the Company and First Fidelity Bank, National Association, as trustee (the "Trustee"), a form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete, and where particular provisions of the Indenture are referred to, such provisions, including definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entity by reference to the provisions of the Indenture. The section references appearing below are to sections in the Indenture.

   General

       The Notes will be unsecured subordinated obligations of the Company,
   will mature on       , 1999 and will be limited to $75,000,000 aggregate
   principal amount, plus such additional amount not in excess of $11,250,000 as may be purchased by the Underwriters upon exercise of their over-allotment option. The Notes will bear interest at the rate per annum stated on the cover page of this Prospectus from the date of issuance, or from the most recent Interest Payment Date to which interest has been paid
   or provided for, payable semi-annually on        and        in each year,
   commencing       , 1994, to the person in whose name such Note (or any
   predecessor Note) is registered at the close of business on the        or
          preceding such Interest Payment Date (Sections 301 and 307).

       Principal of and premium, if any, and interest on the Notes will be payable, Notes may be presented for conversion, and transfer of the Notes will be registrable at the office or agency of the Company in the Borough of Manhattan, the City of New York, or at any other office or agency maintained by the Company for such purpose. In addition, payment of interest may be made, at the option of the Company by check mailed to the address of the person entitled thereto as shown on the Note Register (Sections 301, 305, 1002 and 1202). The Notes are to be registered Notes, without coupons, in denominations of $1,000 or any integral multiple thereof (Section 302). No service charge will be made for any conversion or registration of transfer or exchange of Notes, except for any tax or other governmental charge that may be imposed in connection therewith (Section 305).

   Conversion Rights

       The Notes will be convertible, in whole or from time to time in part (in denominations of $1,000 or integral multiples thereof), at the option of the holder thereof, into Common Stock of the Company, initially at the conversion price stated on the cover page hereof, at any time prior to redemption or maturity, except that the right to convert Notes called for redemption will terminate at the close of business on the tenth business day preceding the Redemption Date and will be lost if not exercised prior to that time, unless the Company defaults in making the payment due upon redemption (Section 1201).

       If the Company, by dividend or otherwise, declares or makes a distribution on its Common Stock of the type referred to in clause (4) or
   (5) of the following paragraph, the Holder of each Note, upon the conversion thereof subsequent to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution and prior to the effectiveness of the conversion price adjustment in respect of such distribution pursuant to such clause (4) or
   (5), will be entitled to receive for each share of Common Stock into which such Note is converted the portion of the evidence of indebtedness, shares of capital stock, cash and other assets so distributed applicable to one share of Common Stock; provided, however, that the Company may, with respect to all Holders so converting, in lieu of distributing any portion of such distribution not consisting of cash or securities of the Company, pay such Holder cash equal to the fair market value thereof, as determined in good faith by the Board of Directors (Section 1201).

       The conversion price will be subject to adjustment in certain events, including: (1) the payment of dividends (and other distributions) in Common Stock on any class of capital stock of the Company; (2) the issuance to all holders of Common Stock of rights, warrants or options entitling them to subscribe for or purchase Common Stock at less than the current market price (as defined in the Indenture); provided, however, that if such rights, warrants or options are only exercisable upon the occurrence of certain triggering events, then the conversion price will not be adjusted until such triggering events occur; (3) subdivisions, combinations and reclassifications of Common Stock; (4) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of any class of capital stock, cash or other assets (including securities, but excluding those dividends, rights, warrants, options and distributions referred to above and dividends and distributions paid in cash out of the retained earnings of the Company); (5) distributions consisting exclusively of cash (excluding any cash distributions for which an adjustment has been made pursuant to a preceding clause of this paragraph) to all holders of Common Stock in an aggregate amount that, together with (A) other all-cash distributions made within the preceding 12 months not triggering a conversion price adjustment and (B) all Excess Payments (as defined below) in respect of each tender offer or other negotiated transaction by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 20% of the Company's market capitalization (being the product of the current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the date of such distribution; (6) issuance of Common Stock to an Affiliate for a net consideration per share less than the current market price per share (other than issuances of Common Stock under certain employee benefit plans); and (7) payment of an Excess Payment in respect of a tender offer or other negotiated transaction by the Company or any of its subsidiaries for Common Stock, if the aggregate amount of such Excess Payment, together with (A) the aggregate amount of all-cash distributions made within the preceding 12 months not triggering a conversion price adjustment and (B) all Excess Payments in respect of each tender offer or other negotiated transaction by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 20% of the Company's market capitalization on the expiration of such tender offer (Section 1204). "Excess Payment" means the excess of (A) the aggregate of the cash and value of other consideration paid by the Company or any of its subsidiaries with respect to the shares acquired in the tender offer or other negotiated transaction over (B) the market value of such acquired shares after the completion of the tender offer or other negotiated transaction.

       No adjustment of the conversion price will be required to be made until cumulative adjustments amount to 1% or more of the conversion price as last adjusted (Section 1204). Notwithstanding the foregoing, no adjustment to the conversion price shall reduce the conversion price below the then par value per share of the Common Stock.

       Certain adjustments in the conversion price in accordance with the foregoing provisions (other than to take account of a stock dividend or stock split) could be taxable pursuant to Section 305 of the Internal Revenue Code of 1986, as amended, as a constructive distribution of stock to holders of the Notes at the time of such adjustments in the conversion price.

       In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the conversion price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock (Section 1204). In the case of certain consolidations or mergers to which the Company is a party or the transfer of substantially all of the assets of the Company, each Note then outstanding would, without the consent of any Holders of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger or transfer by a holder of the number of shares of Common Stock into which such Note might have been converted immediately prior to such consolidation, merger or transfer (assuming such holder of Common Stock failed to exercise any rights of election and received per share the kind and amount receivable per share by a plurality of non-electing shares) (Section 1211).

       Fractional shares of Common Stock are not to be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the market price (Section 1203). Notes surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date (except Notes that mature prior to such Interest Payment Date and Notes called for redemption on a redemption date within such period) must be accompanied by payment of an amount equal to the interest thereon which the registered Holder is to receive. Except where Notes surrendered for conversion must be accompanied by payment as described above, no interest on converted Notes will be payable by the Company on any Interest Payment Date subsequent to the date of conversion. No other payment or adjustment for interest or dividends is to be made upon conversion (Sections 307 and 1202).

   Subordination of Notes

       The payment of principal of and premium, if any, and interest on the Notes is, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined below), whether now outstanding or incurred in the future (Section
   1301). Upon any payment or distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Notes will be entitled to receive any payment in respect of the principal of or premium, if any, or interest on the Notes (Section 1302), but the obligation of the Company to make payments of principal of or premium, if any, and interest on the Notes will not otherwise be affected (Section 1304).

       No payment on account of principal of or premium, if any, or interest on the Notes may be made and no repurchase of the Notes may be made as described herein under "Repurchase of Notes at the Option of the Holder Upon a Change in Control" at any time when there is a continuing default in any payment of principal of or premium, if any, or interest on any Senior Indebtedness (as defined below), or any other event of default with respect to any Senior Indebtedness resulting in the acceleration of the maturity thereof. In addition, no payment on account of principal of or premium, if any, or interest on the Notes may be made and no repurchase of the Notes may be made as described herein under "Repurchase of Notes at the Option of the Holder Upon a Change in Control" at any time there shall have occurred and be continuing any event of default (other than a default referred to in the immediately preceding sentence) with respect to any Senior Indebtedness, which default would permit immediate acceleration thereof, for the period commencing on receipt of notice of such default by the Trustee from the holder of such Senior Indebtedness (or any representative therefor) and ending on the earlier of (i) the date such event of default has been cured or waived and (ii) the date 180 days after receipt of such notice (Section 1303).

       The Holders of the Notes will be subrogated to the rights of the holders of Senior Indebtedness to the extent of payments made on Senior Indebtedness upon any distribution of assets in any such proceedings out of the distributive share of the Notes (Section 1302).

       By reason of such subordination, in the event of insolvency of the Company, Holders of the Notes may recover less, ratably, than other creditors of the Company.

       Senior Indebtedness is defined in the Indenture as the principal of and premium, if any, and unpaid interest on, and any reasonable fees or costs related to, (a) indebtedness of the Company (including indebtedness of others guaranteed by the Company), other than the Notes, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed, (i) for money owing to banks, or their subsidiaries or their affiliates, (ii) for money borrowed other than from banks or
   (iii) arising under a lease of or given in connection with the acquisition of property, equipment or other assets, which indebtedness, pursuant to generally accepted accounting principles then in effect, is classified upon the balance sheet of the Company as a liability of the Company, unless, in each case, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such indebtedness is not superior in right of payment to the Notes; and (b) renewals, extensions, modifications, amendments and refundings of any such indebtedness; provided, however, that Senior Indebtedness shall not include indebtedness to a subsidiary or other Affiliate of the Company (Section 101).

       As of July 30, 1994, after giving effect to this Offering and application of the net proceeds therefrom, Senior Indebtedness would have been approximately $327.4 million. The Company expects from time to time to incur additional indebtedness constituting Senior Indebtedness. The Indenture does not prohibit or limit the incurring of additional Senior Indebtedness by the Company.

   Redemption at the Option of the Company

       The Notes are not subject to the provisions of any sinking fund. The Notes will be redeemable, at the Company's option, as a whole or from time to time in part (in denominations of $1,000 or integral multiples
   thereof), on or after       , 1997 and prior to maturity, upon not less
   than 30 nor more than 60 days' notice mailed to the registered Holders thereof, at the following redemption prices (expressed as percentages of
   principal amount): if redeemed during the period commencing on       ,
   1997 and ending on (and including)       , 1998,  %; and thereafter at
   100% of the principal amount, plus, in each case, accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the Interest Payment Date that is on or prior to the redemption date) (Sections 203, 1101, 1105 and 1107).

   Repurchase of Notes at the Option of the Holder Upon a Change in Control

       In the event of any Change in Control (as defined below), each Holder of Notes will have the right, at such Holder's option, to require the Company to purchase all or any part (in denominations of $1,000 or integral multiples thereof) of the Holder's Notes on the date (the "Repurchase Date") that is 60 days after the date the Company gives notice of the Change in Control as described below at a price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date (Section
   1401). On or before the Repurchase Date, the Company will deposit with a Paying Agent an amount of money sufficient to pay the Repurchase Price of the Notes that are to be repaid on the Repurchase Date (Section 1403).

       Promptly, but in any event within 30 days following any Change in Control, the Company is required, with respect to any Senior Indebtedness that would prohibit the repurchase of Notes by the Company in the event of a Change in Control, to either (i) repay all such Senior Indebtedness in full or (ii) obtain the requisite consents under such Senior Indebtedness to permit the repurchase of the Notes as provided below (Section 1303). Notwithstanding the foregoing, failure by the Company to repurchase the Notes when required under the preceding paragraph will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture (Section 501).

       On or before the 20th day after the occurrence of a Change in Control, the Company is obligated to mail to the Trustee and to all Holders of record of the Notes a notice of the occurrence of such Change in Control, the date by which the repurchase right must be exercised, the Repurchase Price for the Notes and the procedures that the Holder must follow to exercise this right. To exercise the repurchase right, the Holder of a Note must deliver, at any time prior to the close of business on the Repurchase Date, written notice to an agent designated by the Company for such purpose of the Holder's exercise of such right, stating the certificate numbers of the Note or Notes with respect to which the right is being exercised, the portion (which portion must be $1,000 or an integral multiple thereof) of the principal amount of the Notes that the Holder will deliver to be repurchased, and that such Notes will be repurchased pursuant to the terms of Article Fourteen (Section 1401).

       Under the Indenture, a "Change in Control" of the Company is deemed to have occurred at such time as (i) a "person" or "Group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) (A) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting rights attaching to the then outstanding voting capital stock of the Company or (B) has the right or the ability by voting right, contract or otherwise to elect or designate for election a majority of the entire Board of Directors; or (ii) (A) the Company consolidates with or merges into any other Person or conveys, transfers or leases all or substantially all of its assets to any Person or (B) any Person merges into the Company, in either event pursuant to a transaction in which voting capital stock of the Company representing more than 50% of the total voting rights of the Company outstanding immediately prior to the effectiveness thereof is reclassified or changed into or exchanged for cash, securities or other property; provided, that any consolidation, merger, conveyance, transfer or lease between the Company and any of its Subsidiaries (including, without limitation, the reincorporation of the Company in another jurisdiction) shall be excluded from the operation of this clause (ii). Notwithstanding the above, a Change in Control shall not be deemed to have occurred by virtue of the Company's or any of its employee benefit or stock plans' filing (or being required to file after the lapse of time) a Schedule 13D or 14D-1 (or any successor or similar schedule, form or report under the Exchange Act) as a result of the Company's or any such plans' becoming the beneficial owner of shares of capital stock of the Company entitling such person to exercise a majority of the total voting power of all shares of capital stock of the Company entitled to vote in ordinary circumstances in elections of directors. (Section 101).

       The right of Holders of the Notes to require the Company to repurchase the Notes would not be triggered by certain corporate restructurings and similar technical changes in corporate form, e.g., in the event of a merger or consolidation of the Company where the Person formed by such consolidation or into which the Company is merged expressly and directly assumes the obligations of the Company in compliance with Section 801 of the Indenture (Section 801). Furthermore, the right of Holders of the Notes to require the Company to repurchase the Notes may be modified by the Company and the Trustee with the consent of the Holders of not less than a majority in principal amount of the Notes at the time outstanding (Section 902).

       If a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the Repurchase Price for all Notes tendered. Except as described above with respect to a Change in Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring. In addition, the Change in Control provisions may in certain circumstances make more difficult or discourage a takeover of the Company.

       In the event a Change in Control occurs and the Holders exercise their rights to require the Company to repurchase Notes, the Company intends to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1, as then in effect, with respect to any such purchase (Section 1405).

   Limitations on Mergers

       The Company may, without the consent of the Holders of the Notes, consolidate with or merge into any other entity or convey, transfer or lease all or substantially all of its properties and assets to any person provided that (i) the entity formed by such consolidation or into which the Company is merged or the person that acquires by conveyance or transfer, or which leases all or substantially all of the properties and assets of the Company is a corporation, partnership or trust organized and existing under the laws of the United States, any state thereof or the District of Columbia, (ii) the successor entity shall expressly assume, by a supplemental indenture executed and delivered by the successor entity to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of and premium, if any, and interest on the Notes and the performance of every covenant of the Indenture on the part of the Company to be performed or observed and has provided for conversion rights in accordance with the Indenture, (iii) immediately after giving effect to such transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (iv) such consolidation, merger, conveyance, transfer or lease does not affect the validity or enforceability of the Notes (Section 801).

   Modification and Waiver

       Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in principal amount of the Notes at the time outstanding; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (i) change the stated maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount of, or the premium, if any, or interest on, any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (v) adversely affect the right to convert Notes, (vi) modify the subordination provisions in a manner adverse to the Holders of the Notes, (vii) reduce the above-stated percentage of outstanding Notes necessary to modify or amend the Indenture or (viii) reduce the percentage of aggregate principal amount of outstanding Notes necessary for waiver of certain defaults (Section 902).

       The Holders of a majority in aggregate principal amount of the outstanding Notes may waive any past default under the Indenture, except that a default in the payment of principal of or premium, if any, or interest on the Notes or a failure to comply with certain covenants of the Company may not be waived without the consent of the Holder of each outstanding Note (Section 513).

   Events of Default

       The following will be Events of Default under the Indenture: (i) failure to pay principal of or premium, if any, on any Note when due, whether or not such payment is prohibited by the subordination provisions of the Indenture; (ii) failure to pay any interest on any Note when due for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (iii) failure to repurchase or redeem the Notes as provided in the Indenture; (iv) failure to perform any other covenant of the Company in the Indenture, which failure continues for 60 days after written notice as provided in the Indenture; (v) default in the payment of any indebtedness of the Company in excess of $10 million for borrowed money or representing any Senior Indebtedness at its stated maturity or default on any such indebtedness that results in the acceleration of such indebtedness prior to its express maturity; and (vi) certain events of bankruptcy, insolvency or reorganization of the Company (Section 501).

       Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity (Section 603). Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee (Section 512).

       If an Event of Default shall occur and be continuing, other than an event of bankruptcy, insolvency or reorganization of the Company, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Notes may accelerate the maturity of all Notes. If an Event of Default shall occur and be continuing by reason of an event of bankruptcy, insolvency or reorganization of the Company, the maturity of the Notes shall immediately become due and payable without any act on the part of the Trustee or any Holder. After any such acceleration but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind or annul such acceleration if all Events of Default, other than the non-payment of acceleration principal, have been cured or waived as provided in the Indenture (Section 502). For information as to waiver of defaults, see "Modification and Waiver."

       No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25% in principal amount of the Outstanding Notes shall have made written request and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Notes a direction inconsistent with such request and shall have filed to institute such proceeding within 60 days (Section 507). However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement or payment of the principal or premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert such Note in accordance with the Indenture (Section 508).

       The Company will be required to furnish to the Trustee annually a statement as to its performance of certain of its obligations under the Indenture and as to any default in such performance (Section 1004).

   Discharge of Indenture; Defeasance

       The Company may terminate all obligations under the Indenture at any time by delivering all outstanding Notes to the Trustee for cancellation and paying any other sums payable under the Indenture.

       The Indenture also provides that the Company may elect:

           (a) to defease and be discharged from any and all obligations with respect to the Notes and that the provisions of the Indenture will no longer be in effect with respect to the Notes, except for the obligations to register the transfer or exchange of the Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold monies for payment in trust ("Defeasance"); or

           (b) to be released from its obligations with respect to the Notes under certain restrictive covenants of the Indenture, and that violation of such covenants will not constitute an "Event of Default" under the Indenture ("Covenant Defeasance").

   Such Defeasance or Covenant Defeasance will take effect only upon the deposit with the Trustee, in trust for such purpose, of money and/or U.S. Government Obligations that, through the payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay the principal of and premium, if any, and interest on the Notes on the dates such payments are due, and certain other conditions are satisfied.

   The Trustee

       The Trustee is First Fidelity Bank, National Association, which also serves as trustee of the Flexitrust.

                 DESCRIPTION OF COMMON STOCK AND RELATED RIGHTS

       The statements made under this caption include summaries of certain provisions contained in the Company's Articles of Incorporation, Bylaws and Shareholders Rights Plan (as amended, the "Plan"). These statements do not purport to be complete and are qualified in their entirety by reference to such documents.

       The Company is authorized to issue 500,000,000 shares of Common Stock, $1.00 par value, of which 61,321,080 shares were outstanding as of July 30, 1994. Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividends" for information as to dividend policy. Holders of Common Stock have no preemptive right to purchase additional shares. Each share of Common Stock is entitled to one vote with respect to matters other than the election of directors. In the election of directors, each holder of Common Stock is entitled to as many votes as is equal to the number of shares held multiplied by the number of directors to be elected, and each shareholder may cast all of such votes for a single director or may distribute them among any number of directors to be voted for. The Bylaws of the Company provide that the Board of Directors shall consist of not more than 12 members divided into three classes, the precise number of members to be fixed from time to time by the Board of Directors. The Board is currently comprised of nine Directors. The Directors of the class elected at each annual election hold office for a term of three years, with the term of each class expiring at successive annual meetings of shareholders.

       On December 17, 1987, the Company adopted the Plan. Pursuant thereto, the Board declared a dividend distribution of one Common Stock Purchase Right ("Right") for each share of the Company's Common Stock then outstanding and authorized the issuance of one Right with respect to each share of Common Stock to become outstanding thereafter, including the Common Stock issuable upon the conversion of the Notes offered hereby. Each Right ordinarily entitles its holder to purchase one share of Common Stock at an exercise price of $55 per share, subject to adjustment pursuant to certain antidilution provisions. The Rights will become exercisable only if a person or a group acquires beneficial ownership of 20% or more of the Company's Common Stock (exclusive of holdings as of December 17, 1987) or announces a tender offer, the consummation of which would result in ownership by a person or a group of 30% or more of the Common Stock (exclusive of holdings as of December 17, 1987). The Company, by action of its Board of Directors, is entitled to redeem the Rights at $.02 per Right at any time before a person or a group has crossed the 20% ownership threshold and, provided a majority of the Company's independent directors approves such redemption, for 15 days thereafter.

       If the Company is involved in a merger or other business combination at any time after the Rights become exercisable, each Right will entitle its holder to buy a number of shares of common stock of the acquiring company having a market value equal to twice the exercise price of each Right. In addition, if a person or group acquires 20% or more of the Company's Common Stock (exclusive of shareholdings as of December 17,
   1987) or if a 20% or greater shareholder (exclusive of shareholders as of December 17, 1987) acquires the Company by means of a reverse merger or engages in certain self-dealing transactions with the Company, each Right not owned by such party will entitle its holder to purchase, at the Right's then current exercise price, that number of shares of Common Stock having a market value at the time of twice the exercise price of each right. The Plan authorizes the Company's independent directors to waive or alter certain features of the Rights in certain circumstances. The final expiration date of the Rights, even if they never become exercisable, is December 31, 1997.

       The foregoing provisions of the Bylaws and the Plan may have an effect of delaying, deferring or preventing a change in control of the Company. Although the Flexitrust is not intended to be an antitakeover mechanism, the creation of the Flexitrust and the purchase of shares of Common Stock by the Flexitrust may also have certain antitakeover effects. Because the trustee of the Flexitrust votes the Common Stock held by it in the manner directed by participants in certain of the Company's employee benefit plans, the transfer of shares of Common Stock to the Flexitrust may make it more difficult for an acquiror of Common Stock to obtain an affirmative vote for a proposed merger without employee support. Additionally, an Interested Shareholder (as defined in Section 2553 of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL")) would find it difficult to engage in a business combination with the Company during the five-year period after becoming an Interested Shareholder without the support of some employees.

       The Company's Common Stock is currently listed on the New York Stock Exchange. The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company, New York, New York.

                                  UNDERWRITING

       Under the terms and conditions contained in an underwriting agreement between CS First Boston Corporation (the "Underwriter") and the Company (the "Underwriting Agreement"), the Underwriter has agreed with the Company to purchase from the Company all of the Notes.

       The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will be obligated to purchase all of the Notes being offered hereby if any are purchased.

       The Company has granted the Underwriter an option, expiring at the close of business on the 30th day after the date of the initial public offering of the Notes, to purchase up to an additional $11,250,000 principal amount of Notes at the initial public offering price less the underwriting discount, all as set forth on the cover page of this Prospectus. The Underwriter may exercise such option only to cover over-allotments in the sale of the Notes.

       The Company has been advised by the Underwriter that it proposes to offer the Notes to the public initially at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price
   less a concession of   % of the principal amount per Note. The Underwriter
   and such dealers may allow a discount of   % of such principal amount on
   sales to certain other dealers; after the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriter.

       The Notes have been approved for listing on The New York Stock Exchange, subject to official notice of issuance; however, no assurance can be given that an active trading market for the Notes will develop or continue.

       The Company and the directors and executive officers of the Company have agreed that, for a period of 90 days after the commencement of the Offering, they will not, without the prior written consent of the Underwriter, directly or indirectly, issue, offer, sell, contract to sell, grant any option to purchase, hypothecate or otherwise dispose of, or file a registration statement under the Securities Act relating to, any Common Stock or any security convertible into or exchangeable for Common Stock, other than to the Underwriter pursuant to the Underwriting Agreement, upon conversion of the Notes or pursuant to employee benefit plans (including stock option plans) existing on the date of this Prospectus.

       The Company has agreed to indemnify the Underwriter against certain liabilities, including civil liabilities under the Securities Act, and under certain circumstances, to contribute to payments that the Underwriter may be required to make in respect thereof.

       The Underwriter from time to time performs investment banking services for the Company for customary fees.

                          NOTICE TO CANADIAN RESIDENTS

   Resale Restrictions

       The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

   Representations of Purchasers

       Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

   Rights of Action and Enforcement

       The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

       All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or person outside of Canada.

   Notice to British Columbia Residents

       A purchaser of Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.


                                 LEGAL MATTERS

       The validity of the authorization and issuance of the Notes offered hereby is being passed upon for the Company by Willkie Farr & Gallagher, New York, New York, and for the Underwriter by Dewey Ballantine, New York, New York.

                                    EXPERTS

       The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended January 29, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   ======================================================     ======================================================

       No dealer, salesperson or other individual has                                 (Logo)
   been authorized to give any information or to make any                           PEP BOYS(R)
   representation not contained in this Prospectus and,
   if given or made, such information or representation
   must not be relied upon as having been authorized by                            $75,000,000
   the Company or the Underwriter. This Prospectus does
   not constitute an offer to sell or solicitation of an
   offer to buy any of the securities offered hereby in
   any jurisdiction or to any person to whom it is                          % Convertible Subordinated
   unlawful to make such offer in such jurisdiction.                              Notes Due 1999
   Neither the delivery of this Prospectus nor any sale
   made hereunder shall, under any circumstances, create
   any implication that the information herein is correct
   as of any time subsequent to the date hereof or that
   there has been no change in the affairs of the Company
   since such date.                                                                 PROSPECTUS




                                                                             (LOGO)  CS FIRST BOSTON

                         ----------

                     TABLE OF CONTENTS

                                                     Page
                                                     ----
   Available Information...........................    2
   Incorporation of Certain Documents by
     Reference.....................................    2
   The Company.....................................    3
   Recent Developments.............................    4
   Use of Proceeds.................................    4
   Capitalization..................................    5
   Price Range of Common Stock and Dividends.......    6
   Selected Financial Data.........................    7
   Management's Discussion and Analysis of
     Financial Condition and Results of Operations.    8
   Description of Notes............................   12
   Description of Common Stock and Related Rights..   18
   Underwriting ...................................   20
   Notice to Canadian Residents....................   20
   Legal Matters...................................   21
   Experts.........................................   21




   ======================================================     ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

   Item 14. Other Expenses of Issuance and Distribution

       The following table sets forth all expenses (other than the underwriting discounts and commissions) in connection with the sale and distribution of the securities being registered, which will be paid solely by the Company. All the amounts shown are estimates, except the Commission registration fee and the NASD fee:

    SEC Registration Fee ...................   $ 29,742
   NASD Fee................................       9,125
   Transfer Agent and Registrar Fees and
     Expenses .............................      10,000
   Printing and Engraving Expenses.........      25,000
   Legal Fees and Expenses.................     100,000
   Accounting Fees and Expenses ...........      15,000
   Blue Sky Fees and Expenses .............      10,000
   Trustee Fees ...........................       8,500
   Miscellaneous Expenses .................      42,633
                                               --------
         Total ............................    $250,000
                                               ========


   Item 15. Indemnification of Directors and Officers

       Sections 1741 through 1750 of Subchapter D, Chapter 17, of the BCL contain provisions for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel, and related matters.

       Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative (other than derivative actions), to which any of them is a party or is threatened to be made a party by reason of his being a representative of the corporation or serving at the request of the corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

       Section 1742 permits indemnification in derivative actions if the appropriate standard of conduct is met, except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

       Under Section 1743, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 1741 or 1742.

       Section 1744 provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct and that such determination will be made (i) by the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if a quorum is not obtainable, or if obtainable and a majority of disinterested directors so directs, by independent legal counsel; or (iii) by the shareholders.

       Section 1745 provides that expenses incurred by an officer or director in defending an action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

       Section 1746 provides generally that the indemnification and advancement of expenses provided by Subchapter 17D of the BCL (i) will not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office, and (ii) may not be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

       Section 1747 grants a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him in his capacity as officer or director, whether or not the corporation would have the power to indemnify him against that liability under Subchapter 17D of BCL.

       Sections 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the BCL to successor corporations in fundamental corporate changes and to representatives serving as fiduciaries of employee benefit plans.

       Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the BCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such person.

       Article VII of the Company's Bylaws provides in general that the Company shall indemnify its officers and directors to the fullest extent permitted by law. The Bylaws further provide that any alteration, amendment, or repeal of the indemnification provisions, if not approved by 80% of the Board of Directors, requires the affirmative vote of shareholders owning at least 80% of the outstanding shares entitled to vote.

       The Company has purchased liability insurance on behalf of its directors and officers. A form of such policy is filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 3, 1990.

       See Section 7 of the Underwriting Agreement, filed as Exhibit 1 hereto, pursuant to which the Underwriter agrees to indemnify the Company, its directors, certain officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

   Item 16. Exhibits.

   Exhibit
   Number                            Description
   ------                            -----------
    1    Form of Underwriting Agreement
    4.1 Form of Indenture between the Company and First Fidelity Bank, National Association, as Trustee, including form of Note
    4.2 Rights Agreement, dated as of December 17, 1987, between the Company and The Philadelphia National Bank, including form of Right Certificate and Summary of Rights to Purchase Common Stock (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated December 17, 1987)
    4.3 Amendment to Rights Agreement, dated as of June 6, 1989, between the Company and The Philadelphia National Bank (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated June 6, 1989)
    5    Opinion of Willkie Farr & Gallagher
   12.1 Calculation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12 to the Company's Annual Report on Form 10-K for the year ended January 29, 1994)
   12.2 Calculation of Ratio of Earnings to Fixed Charges for the 13 weeks ended April 30, 1994 and May 1, 1993
   23.1  Consent of Willkie Farr & Gallagher (included as part of Exhibit 5)
   23.2  Consent of Deloitte & Touche LLP
   24    Power of Attorney (included as part of signature page)
   25 Form T-1, Statement of Eligibility under the Trust Indenture Act of 1939 of the Trustee

   Item 17. Undertakings

       The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange
   Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on August 17, 1994.


                                         THE PEP BOYS - MANNY, MOE & JACK

                                         By:    /s/ MITCHELL G. LEIBOVITZ
                                            ------------------------------
                                                Mitchell G. Leibovitz
                                           Chairman of the Board, President
                                             and Chief Executive Officer

       KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mitchell G. Leibovitz and Michael
   J. Holden, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                            Title                     Date
             ----------                            ------                    -----
      /s/ MITCHELL G. LEIBOVITZ        Chairman of the Board,           August 17, 1994
    -------------------------------    President and Chief
   Mitchell G. Leibovitz               Executive Officer and
                                       Director (Principal
                                       Executive Officer)

        /s/ MICHAEL J. HOLDEN          Senior Vice President and        August 17, 1994
   --------------------------------    Chief Financial Officer
   Michael J. Holden                   (Principal Financial and
                                       Accounting Officer)

         /s/ LENNOX K. BLACK           Director                         August 17, 1994
   --------------------------------
   Lennox K. Black

       /s/ PEMBERTON HUTCHINSON        Director                         August 17, 1994
   --------------------------------
   Pemberton Hutchinson

        /s/ BERNARD J. KORMAN          Director                         August 17, 1994
   --------------------------------
   Bernard J. Korman

      /s/ J. RICHARD LEAMAN, JR.       Director                         August 17, 1994
   --------------------------------
   J. Richard Leaman, Jr.

         /s/ LESTER ROSENFELD          Director                         August 17, 1994
   --------------------------------
   Lester Rosenfeld

         /s/ BENJAMIN STRAUSS          Director                         August 17, 1994
   --------------------------------
   Benjamin Strauss

        /s/ MYLES H. TANENBAUM         Director                         August 17, 1994
   --------------------------------
   Myles H. Tanenbaum

          /s/ DAVID V. WACHS           Director                         August 17, 1994
   --------------------------------
   David V. Wachs

                                 EXHIBIT INDEX
    Exhibit
     Number                          Description
    -------                          -----------
     1         Form of Underwriting Agreement
     4.1       Form of Indenture between the Company and First Fidelity
               Bank, National Association, as Trustee, including form
               of Note
     4.2       Rights Agreement, dated as of December 17, 1987, between
               the Company and The Philadelphia National Bank,
               including form of Right Certificate and Summary of
               Rights to Purchase Common Stock (incorporated by
               reference to Exhibit 1 to the Company's Current Report
               on Form 8-K dated December 17, 1987)
     4.3       Amendment to Rights Agreement, dated as of June 6, 1989,
               between the Company and The Philadelphia National Bank
               (incorporated by reference to Exhibit 1 to the Company's
               Current Report on Form 8-K dated June 6, 1989)
     5         Opinion of Willkie Farr & Gallagher
    12.1       Calculation of Ratio of Earnings to Fixed Charges
               (incorporated by reference to Exhibit 12 to the
               Company's Annual Report on Form 10-K for the year ended
               January 29, 1994)
    12.2       Calculation of Ratio of Earnings to Fixed Charges for
               the 13 weeks ended April 30, 1994 and May 1, 1993
    23.1       Consent of Willkie Farr & Gallagher (included as part of
               Exhibit 5)
    23.2       Consent of Deloitte & Touche LLP
    24         Power of Attorney (included as part of signature page)
    25         Form T-1, Statement of Eligibility under the Trust
               Indenture Act of 1939 of the Trustee